SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                               Oriole Homes Corp.
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                                (Name of Issuer)

                  Class A Common Stock $.10 Par Value Per Share
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                         (Title of Class of Securities)

                                    686264102
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                                 (CUSIP Number)

                         Abba David Poliakoff, Esquire,
            Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
        233 E. Redwood Street, Baltimore, Maryland 21202, (410) 576-4000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box. |_|

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   686264102            13D          Page     2     of     5    Pages
          ----------------                          ------        ------
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1
         NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         U.S.A. Fund LLLP                                         52-1799734
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2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|
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3
         SEC USE ONLY


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4
         SOURCE OF FUNDS*

         WC

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5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                         |_|
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6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

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NUMBER OF       7       SOLE VOTING POWER
SHARES                            127,100
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
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                 8        SHARED VOTING POWER
                                   0
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                 9        SOLE DISPOSITIVE POWER
                                    127,100
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                 10       SHARED DISPOSITIVE POWER
                                    0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   127,100
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.8%
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14       TYPE OF REPORTING PERSON*
                   PN
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


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CUSIP No.   686264102         13D          Page     3     of   5    Pages
          -------------                            ----       ----
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1
         NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         World Total Return, Inc.                                 52-1799732
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2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                      (b) |_|

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3
         SEC USE ONLY


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4
         SOURCE OF FUNDS*

         N/A

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5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                          |_|
--------------------------------------------------------------------------------
6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

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NUMBER OF            7     SOLE VOTING POWER
SHARES                            127,100
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

--------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
                                 0

--------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                                  127,100

--------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   127,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.8%
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14       TYPE OF REPORTING PERSON*
                   CO
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

                                  SCHEDULE 13D



     This Amendment No. 2 amends and supplements the Statement on Schedule 13D previously filed on December 21, 1998, by U.S.A. Fund LLLP, a Maryland limited liability limited partnership ("USA Fund"), and World Total Return, Inc., a Maryland corporation ("WTR"), as amended and supplemented, relating to the shares of Class A Common Stock of Oriole Homes, a Florida corporation (the "Company"). This Amendment No. 2 also supercedes the Statement on Schedule 13D filed on May 31, 2002 (the "Group Statement") by USA Fund, WTR and Andrew J. McLaughlin, Jr., Loeb Partners Corporation, Loeb Arbitrage Fund, Loeb Arbitrage Management, Inc., Gideon J. King and Robert Grubin (collectively, the "Group Members"), as amended and supplemented, relating to the shares of Class A Common Stock and Class B Common Stock of the Company, except to the extent the Group Statement relates to the beneficial ownership by USA Fund and WTR of shares of Class A Common Stock of the Company.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


     Effective August 6, 2002, each of USA Fund and WTR has withdrawn its participation as a member of a reporting group consisting of the Group Members for purposes of filing the Group Statement. In that connection, effective August 6, 2002, the Joint Reporting Agreement and Power of Attorney dated June 18, 2002 among USA Fund, WTR and the other Group Members, as it applies to USA Fund and WTR, is terminated.

     Accordingly,  Item 6 is hereby  amended in its entirety to read as follows:
Because WTR is the general partner of USA Fund, WTR may be deemed under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to beneficially own all of the shares of Class A Common Stock of the Company beneficially owned by USA Fund. Except as described in the previous sentence, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2002                     U.S.A. FUND LLLP

                                           By:  World Total Return, Inc.



                                           By:   /s/ Marc P. Blum
                                                 -------------------------------
                                                 Marc P. Blum, President


Dated:  August 7, 2002                     WORLD TOTAL RETURN, INC.


                                           By:   /s/ Marc P. Blum
                                                 -------------------------------
                                                 Marc P. Blum, President